Global Equity International, Inc.
                           23 Frond "K" Palm Jumeirah
                                   Dubai, UAE

                                February 8, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jennifer Gowetski, Senior Counsel
           Sandra B. Hunter, Staff Attorney
           Kevin Woody, Accounting Branch Chief
           Mark Rakip, Staff Accountant

Re: Global Equity International, Inc.
    Amendment No.1 to Form 10-12G
    Filed January 12, 2012
    File No. 000-54557

Dear Madam or Sir,

     This letter is in response to your letter to me of January 31, 2012, regarding the above referenced matter ("Comment Letter"). Our revised filing is attached.

     Our responses to the Comment Letter follow:

GENERAL

1. WE NOTE YOUR RESPONSE TO COMMENT 3 OF OUR LETTER DATED DECEMBER 29, 2011. WE HAVE REFERRED YOUR ANALYSIS TO THE DIVISION OF INVESTMENT MANAGEMENT FOR FURTHER REVIEW. THE DIVISION OF INVESTMENT MANAGEMENT MAY HAVE FURTHER COMMENT.

Response:

Acknowledged.

ITEM 1. BUSINESS, PAGE 1

HISTORICAL BUSINESS TRANSACTED, PAGE 3

2010 TRANSACTIONS, PAGE 3

2. WE NOTE YOUR DISCLOSURE REGARDING YOUR CONTRACT WITH M1 LUXEMBOURG AG AND THAT YOU RENEGOTIATED YOUR FEE TO TAKE 2,000,000 SHARES OF COMMON STOCK VALUED AT $1,086,160. IT APPEARS THAT THE STOCK WAS LAST QUOTED IN AUGUST, 2011 AT $0.04 PER SHARE, AND THE BORSE FRANKFURT WEBSITE INDICATES THAT THE COMPANY WAS DELISTED ON NOVEMBER 15, 2011. PLEASE REVISE TO DISCLOSE THIS INFORMATION, PROVIDE A CURRENT VALUE FOR THE STOCK AND DESCRIBE HOW THE DELISTING HAS IMPACTED THE VALUE OF THIS ASSET. IN ADDITION, PLEASE REVISE YOUR RISK FACTORS AND RESULTS SECTIONS AS APPLICABLE.

Response:

In response to this comment, we have revised our disclosures in our amended filing to discuss the delisting of M1 Luxembourg's shares and the loss incurred as a result of the delisting. See pages 3, 10 and 13 of our amended filing.

3. WE NOTE YOUR DISCUSSION OF GROSS REVENUES FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011. AS YOUR MOST RECENT FINANCIAL STATEMENTS ARE AS OF AND FOR THE PERIOD ENDED SEPTEMBER 30, 2011, PLEASE TELL US WHY YOU HAVE INCLUDED SUCH FINANCIAL INFORMATION.

Response:

In response to this comment, we have deleted the fourth quarter revenues from the table on page 4 of our amended filing.

NEW BUSINESS TRANSACTED IN 2011, PAGE 4

4. WE NOTE YOUR RESPONSE TO COMMENT 6 OF OUR LETTER DATED DECEMBER 29, 2011 AND THE REVISED DISCLOSURE THAT YOU WILL RECEIVE A 10% EQUITY STAKE IN RFC K.K., BLACK SWAN DATA LIMITED AND ARROW CARS SL IN THE EVENT YOU ASSIST THEM IN ACQUIRING A TARGET BUSINESS. PLEASE REVISE TO EXPLAIN WHAT YOU MEAN BY "A TARGET BUSINESS." IN THIS REGARD, WE NOTE THE AGREEMENTS FILED AS EXHIBITS, WHICH REFERENCE A "SUCCESSFUL QUOTATION ON THE STOCK MARKET." PLEASE CLARIFY WHETHER THE TARGET BUSINESSES RELATE TO THIS QUOTATION AND DESCRIBE THE SERVICES YOU PROVIDE THAT RESULT IN A SUCCESSFUL QUOTATION ON THE STOCK MARKET.

Response:

In response to this comment, we have revised our disclosure on pages 4, 5 and 6 of our amended filing in order to clarify what we mean by a "target business" and to describe the services we will provide to these three clients.

FUTURE PLANS, PAGE 5

5. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 7 AND YOUR UPDATED DISCLOSURE. PLEASE TELL US HOW YOUR FINANCIAL PROJECTIONS COMPLY WITH RULE 10(B) OF REGULATION S-K AND RULE 11- 03 OF REGULATION S-X.

Response:

In response to this comment, we have deleted the financial projections.

EMPLOYEES; IDENTIFICATION OF A SIGNIFICANT EMPLOYEE, PAGE 7

6. WE NOTE YOUR RESPONSE TO COMMENT 8 OF OUR LETTER DATED DECEMBER 29, 2011 IN WHICH YOU INDICATE THAT PINO BALDASSARRE, YOUR CORPORATE SECRETARY, IS NOT CONSIDERED AN EMPLOYEE. WE FURTHER NOTE YOU INDICATE THAT MR. BALDASSARRE PROVIDES OFFICE SPACE FREE OF CHARGE AND THAT HE DOES NOT RECEIVE COMPENSATION. PLEASE REVISE TO MORE SPECIFICALLY DESCRIBE YOUR RELATIONSHIP TO MR. BALDASSARRE AND CLARIFY WHETHER HE RECEIVES ANY FEES.

Response:

In response to this comment, we have revised our disclosure in the section entitled "Employees ..." on page 8 of our amended filing to state that Mr. Baldassarre is not an employee and has received no compensation from the Company. We have also added 2011 compensation information on pages 22 and 23 of our amended filing, which reflect that we did not pay any compensation to Mr. Baldassarre in 2009, 2010 or 2011.

ITEM 2. FINANCIAL INFORMATION, PAGE 11

2010 TRANSACTIONS, PAGE 11

7. WE NOTE YOU INDICATE ON PAGE 12 THAT YOU PAID $88,852 IN COMMISSIONS TO PERSONS WHO INTRODUCED YOU TO TWO OF YOUR CLIENTS. WE FURTHER NOTE YOU INDICATE ON PAGE 13 THAT YOU PAID ANOTHER COMMISSION. PLEASE REVISE YOUR DISCLOSURE TO IDENTIFY THE PERSONS WHO RECEIVED SUCH COMMISSIONS AND THE AMOUNT OF EACH COMMISSION.

Response:

In response to this comment, we have revised our disclosure in the section entitled "Results for the Year Ended December 31, 2010" on page 13 of our amended filing to disclose the identities of the persons to whom we paid such commissions and the amounts thereof.

8. WE NOTE YOUR RESPONSE TO COMMENT 13 OF OUR LETTER DATED DECEMBER 29, 2011. WE CONTINUE TO BELIEVE THAT YOU SHOULD REVISE YOUR DISCLOSURE REGARDING THE COMPANY'S PLAN OF OPERATIONS FOR THE NEXT 12 MONTHS. PROVIDE DETAILS OF YOUR SPECIFIC PLAN OF OPERATIONS, INCLUDING DETAILED MILESTONES, THE ANTICIPATED TIME FRAME FOR BEGINNING AND COMPLETING EACH MILESTONE, THE ESTIMATED EXPENSES ASSOCIATED WITH EACH MILESTONE AND THE EXPECTED SOURCES OF SUCH FUNDING. FOR EXAMPLE PURPOSES ONLY, WE NOTE YOU INDICATE THAT YOU ANTICIPATE SIGNING UP THREE CLIENTS BY THE END OF FEBRUARY. PLEASE DESCRIBE THE STEPS YOU INTEND TO TAKE TO LOCATE THREE NEW CLIENTS AND THE EXPENSES RELATED TO THIS.

Response:

In response to this comment, we have revised our disclosures on pages 7, 8, 15 and 16 detailing as best we can our milestones, estimated expenses associated with achieving our milestones and the expected sources of such funding.

9. PLEASE DISCLOSE THE REASON M1 LUXEMBOURG AG AND MONKEY ROCK GROUP AGREED TO GIVE YOU SHARES OF COMMON STOCK WITH A VALUE WELL IN EXCESS OF THE FEES PAYABLE TO YOU.

Response:

In response to this comment, we have revised our disclosures on pages 3 and 4 of our amended filing by stating that the reason for us receiving the shares with values well in excess of the fees payable to us was because the shares of those companies were thinly traded, highly volatile as to price fluctuations and we had no guarantee the shares would continue to be listed, quoted or traded.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PAGE 19

10. WE NOTE YOUR RESPONSE TO COMMENT 18 OF OUR LETTER DATED DECEMBER 29, 2011. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE ALL THE CORPORATE NAMES OF "BELGRAVIA FINANCIAL MANAGEMENT," IDENTIFY THE COMPANY THAT WAS QUOTED ON AN AMERICAN EXCHANGE AND IDENTIFY THE EXCHANGE.

Response:

In response to this comment, we have revised our disclosure on page 19 of our amended filing to clarify the names of the Belgravia entity and to state that it merged with Tally Ho Ventures in 2005. Our prior use of the term "floated" was meant to mean that the company's shares were quoted on the OTCBB and at one time had a market capitalization of $40,000,000.

11. WE NOTE YOUR RESPONSE TO COMMENT 20 OF OUR LETTER DATED DECEMBER 29, 2011. WE NOTE YOU CONTINUE TO INDICATE THAT MR. BALDASSARRE HAS HELD POSITIONS WITH THE LOGICA GROUP, INTELLIKEY CORPORATION FLORIDA AND PACIFIC ENTRANCE SYSTEMS. WE THEREFORE REISSUE OUR PRIOR COMMENT IN PART. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE THE PRINCIPAL BUSINESS OF ANY ORGANIZATION WHERE EMPLOYMENT WAS CARRIED ON, AS WELL AS THE DATES OF EMPLOYMENT. PLEASE REFER TO ITEM 401(D) OF REGULATION S-K.

Response:

In response to this comment, we have deleted some of the biographical information for Mr. Baldassarre and limited such information to the last five years of employment.

ITEM 6. EXECUTIVE COMPENSATION, PAGE 23

12.  PLEASE  UPDATE  YOUR  SUMMARY  COMPENSATION  TABLE  ON PAGE  23 TO  INCLUDE
DISCLOSURE FOR THE 2011 COMPLETED FISCAL YEAR. PLEASE REFER TO ITEM 402(N) OF REGULATION S-K.

Response:

In response to this comment, we have revised our disclosure in Item 6 by adding 2011 compensation figures.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES, PAGE 27

13. WE NOTE YOUR RESPONSE TO COMMENT 25 OF OUR LETTER DATED DECEMBER 29, 2011. PLEASE REVISE YOUR DISCLOSURE TO BRIEFLY DESCRIBE THE SERVICES RENDERED TO THE COMPANY BY MS. TARDON VALUED AT $50,000.

RESPONSE:

In response to this comment, we have revised our disclosure on page 27 of our amended filing to describe the services provided by Ms. Tardon.

14. WE NOTE YOUR RESPONSE TO COMMENT 26 OF OUR LETTER DATED DECEMBER 29, 2011. PLEASE REVISE YOUR DISCLOSURE TO BRIEFLY STATE THE FACTS RELIED UPON TO MAKE THE REGULATION S EXEMPTION AVAILABLE. PLEASE REFER TO ITEM 701(D) OF REGULATION S-K.

Response:

In response to this comment, we have revised our disclosure on pages 27 to 31 to show the facts relied upon to make the exemption of Regulation S available in compliance with Category 3 of Rule 903.

ITEM 11. DESCRIPTION OF SECURITIES, PAGE 31

PREFERRED STOCK, PAGE 31

15. WE NOTE YOUR RESPONSE TO COMMENT 10 OF OUR LETTER DATED DECEMBER 29, 2011. WE FURTHER NOTE YOU CONTINUE TO INDICATE ON PAGE 32 THAT YOUR BOARD OF DIRECTORS HAS NO PLANS TO ISSUE PREFERRED STOCK. WE THEREFORE REISSUE OUR PRIOR COMMENT, IN PART. PLEASE REVISE THROUGHOUT YOUR PROSPECTUS TO CLARIFY THAT THE 5,000,000 SHARES OF PREFERRED STOCK AUTHORIZED BY YOUR ARTICLES OF INCORPORATION HAVE BEEN ISSUED TO MR. SMITH.

Response:

In response to this comment, we have deleted the statement that we have no plans to issue preferred stock and revised our disclosure throughout our amended filing to clarify that all of the preferred stock authorized by our Articles of Incorporation have been issued to Mr. Smith.

GLOBAL EQUITY INTERNATIONAL, INC. AND SUBSIDIARY FINANCIAL STATEMENTS, PAGE F-1

STATEMENT OF STOCKHOLDERS' EQUITY, PAGE F-6

16. WE NOTE YOUR RESPONSE TO PRIOR COMMENTS 24 THROUGH 26 AND COMMENT 29, AS WELL AS YOUR UPDATED DISCLOSURES. PLEASE INDICATE WITHIN YOUR PROSPECTUS WHETHER ANY OF THESE CREDITORS WERE RELATED PARTIES.

Response:

In response to this comment, we have revised our disclosure on page 27 of our amended filing to indicate that none of the creditors to whom we issued shares were related parties.

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and we have corrected a few typographical errors.

                                 Acknowledgement

     We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any further comments to our attorney, David E. Wise, Esq.

     Mr. Wise's contact information is set forth below:

                       Law Offices of David E. Wise, P.C.
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (813) 645-3025
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

Sincerely,


By: /s/ Enzo Taddei
   -----------------------------
   Enzo Taddei
   Chief Financial Officer


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